Exhibit 21.1

LIST OF SUBSIDIARIES

1.	Skystar Bio-Pharmaceutical (Cayman) Holdings Co., Ltd. (“Skystar Cayman”), a Cayman Island company and wholly owned subsidiary of the Company

2.	Fortunate Time International Ltd. (“Fortunate Time”), a Hong Kong company and wholly owned subsidiary of Skystar Cayman

3.	Sida Biotechnology (Xian) Co., Ltd. (“Sida”), a People’s Republic of China (“PRC”) company and wholly owned subsidiary of Fortunate Time

4.	Xian Tianxing Bio-Pharmaceutical Co., Ltd. (“Xian Tianxing”), a PRC company whose primary beneficiary is the Company through contractual arrangements

5.	Shanghai Siqiang Biotechnological Co., Ltd., a PRC company and wholly owned subsidiary of Xian Tianxing